Exhibit 99.1 Press release

WiLAN CEO Jim Skippen to Retire

OTTAWA, Canada – June 29, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that James (Jim) Skippen has advised the Board that he intends to retire from his position as President and Chief Executive Officer, starting an orderly leadership transition over the next year.  Mr. Skippen has agreed to stay on as President and Chief Executive Officer until such time as a suitable replacement has been identified and hired.  A special committee of the Board will immediately begin the search for a new permanent CEO with the assistance of a leading search firm.  Mr. Skippen will work closely with the Board to help identify and recruit a suitable replacement.

On behalf of WiLAN's Board, Chairman Paul McCarten said, “The Board unanimously asked Jim to stay on as a Board member after he finishes his time as CEO and we are very pleased he has agreed to do so.  In the role of a Board member Jim can continue to bring his very substantial and unique industry and management expertise to the company.”

Added McCarten, “We want to thank Jim and recognize his significant contributions to WiLAN.  When Jim arrived at WiLAN, it had largely stopped operations. There was a serious question before Jim joined as to whether WiLAN could continue as a viable going concern since WiLAN had almost no cash, no permanent employees and no ongoing revenues or backlog.  Today it has a much higher share price and market capitalization, a significant intellectual property portfolio, a strong balance sheet and significant backlog. There is no doubt that WiLAN is a much stronger company than when Jim arrived.”

“I have been privileged to lead a great intellectual property company for more than nine years,” said Jim Skippen.  “I want to thank WiLAN’s strong Board and our top-notch employees for their continued hard work, support and dedication. We have built an employee and leadership team that is second to none.  This team is fully capable of continuing our growth and building on our past successes.”

Added Skippen, “I have made the decision to retire at this time because after almost a decade with WiLAN and as I get older, I would like to spend more time with my family and to focus on completing some other projects I have put off for a long time.  I am very pleased though that I will be continuing to help WiLAN as a Board member after my tenure as CEO ends.”

Under Jim’s leadership WiLAN achieved many notable successes including:

•	Increasing WiLAN’s cash position from less than $1 Million CDN to more than $140 Million CDN

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•	Signed license agreements with more than 300 companies worth in excess of $850 Million CDN
•	Increasing WiLAN’s market capitalization from under $30 Million CDN to over $330 Million CDN
•	Increasing WiLAN’s patent portfolio from less than ten patents to over ten thousand patents
•	Introducing a dividend which has been increased six times
•	Attracting more than 40 portfolios from many partner companies
•	Increasing WiLAN’s staff complement from one (himself) to 66 employees

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Ana Raman Director, Investor Relations O: 613.688.4333 C: 613.668.8874 E: araman@wilan.com

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